SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2005

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

FOR IMMEDIATE RELEASE                                                                   28 June 2005

                                                         SkyePharma PLC

                                                First European Filing for New Aerosol
                                          Inhaler Version of AstraZeneca's Pulmicort®

LONDON,  ENGLAND,  28 June,  2005 -- SkyePharma PLC (Nasdaq:  SKYE;  LSE: SKP)  announces  today that a new  pressurized  metered-dose aerosol inhaler (pMDI) formulation of the inhaled  corticosteroid  Pulmicort®  (budesonide) has been filed by AstraZeneca in its first
European  market.  Pulmicort®  HFA-pMDI will be available in two  strengths,  100 ug and 200 ug, and will be used for the treatment of asthma in adults and children.  The currently  available  pMDI  formulation  of Pulmicort®  has been on the market since 1981 and uses chlorofluorocarbons  (CFCs) as the  propellant.  In accordance  with the Montreal  Protocol,  this will now be replaced by a non-ozone depleting  device using  hydrofluoroalkanes  (HFA) as  propellant.  SkyePharma  developed  the new HFA pMDI device,  which employs its proprietary  formulation  technology,  and SkyePharma also conducted the clinical  development  programme for AstraZeneca.  The filing triggers a milestone payment to SkyePharma, which will also earn a royalty on AstraZeneca's sales of this formulation of Pulmicort®.

Michael Ashton,  SkyePharma's  Chief Executive,  said: "We are delighted that Pulmicort® HFA pMDI has successfully  completed clinical development  and now been  filed.  This is another  example of the growing  family of products  based on our  portfolio  of  pulmonary delivery technologies."

For further information please contact:

SkyePharma PLC                                                                +44 207 491 1777
Michael Ashton, Chief Executive Officer
Peter Laing, Director of Corporate Communications                             +44 205 491 5124

Sandra Haughton, US Investor Relations                                        +1 212 753 5780

Buchanan Communications                                                       +44 207 466 5000
Tim Anderson / Mark Court

Notes to Editors

About SkyePharma
SkyePharma PLC develops  pharmaceutical  products benefiting from world-leading drug delivery  technologies that provide easier-to-use and more effective drug formulations.  There are now eleven approved products incorporating  SkyePharma's technologies in the areas of oral,  injectable,  inhaled and topical delivery,  supported by advanced  solubilisation  capabilities.  For more  information,  visit
www.skyepharma.com.

About Pulmicort®
Pulmicort®  (budesonide) is an inhaled  corticosteroid  indicated for maintenance  treatment of asthma in children and adults. In some countries  Pulmicort® is also indicated for maintenance  treatment of Chronic Obstructive  Pulmonary Disease ("COPD").  Pulmicort® was
first registered and launched in 1981 and is now approved in 89 countries.  Pulmicort® is available in three  administration  forms, a dry powder inhaler (Pulmicort®  Turbuhaler®),  as a nebulising  suspension  (Pulmicort®  Respules®) and as a pressurized  Metered-Dose inhaler (Pulmicort® pMDI).

Pulmicort® is a trademark of the AstraZeneca group of companies

Certain statements in this news release are  forward-looking  statements and are made in reliance on the safe harbour provisions of the
U.S. Private Securities  Litigation Act of 1995. Although SkyePharma believes that the expectations  reflected in these forward-looking statements are reasonable,  it can give no assurance that these expectations will materialize.  Because the expectations are subject to risks and  uncertainties,  actual results may vary  significantly  from those  expressed or implied by the  forward-looking  statements based upon a number of factors,  which are described in SkyePharma's  20-F and other documents on file with the SEC. Factors that could cause differences  between actual results and those implied by the forward-looking  statements  contained in this news release include, without limitation,  risks related to the development of new products,  risks related to obtaining and maintaining  regulatory approval for existing,  new or expanded indications of existing and new products,  risks related to SkyePharma's ability to manufacture products on a large scale or at all, risks related to SkyePharma's  and its marketing  partners'  ability to market products on a large scale to maintain or expand market share in the face of changes in customer  requirements,  competition and technological  change, risks related to regulatory  compliance,  the risk of product liability claims, risks related to the ownership and use of intellectual  property, and risks  related  to  SkyePharma's  ability  to manage  growth.  SkyePharma  undertakes  no  obligation  to  revise  or  update  any such forward-looking statement to reflect events or circumstances after the date of this release.

END

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:   June 28, 2005